# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Channel Therapeutics Corp, CIK 0001919246
CUSIP: 171126105
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4400 Route 9 South, Suite 1000, Freehold, New Jersey (NJ), 07728
Date of event which requires filing of this statement: 12/13/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002052171

## Reporting persons
- Alexandra Wood (Canada) Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 574,187; shared voting power 0; sole dispositive power 574,187; shared dispositive power 0; aggregate amount beneficially owned 574,187 (9.53% of the class)

## Item 1. Issuer
Name of issuer: Channel Therapeutics Corp
Address of issuer's principal executive offices: 4400 Route 9 South, Suite 1000, Freehold, New Jersey 07728.

## Item 2. Person Filing
Name of person filing: Alexandra Wood (Canada) Inc. ("AWI").
Address of principal business office or, if none, residence: The principal executive office of AWI is 145 Adelaide Street West, Toronto ON M5H 4E5, Canada.
Citizenship: AWI is a Canada domiciliary.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 574,187 shares
Percent of class: 9.53
Sole power to vote or to direct the vote: For AWI: 574,187 shares. AWI owns 574,187 shares of common stock (and have CUSIP number 171126105) which entitles it to 1 vote per share when voting with the common stock as a class, or 574,187 votes.
Shared power to vote or to direct the vote: Not Applicable.
Sole power to dispose or to direct the disposition: AWI has the sole power to dispose of 574,187 shares of common stock.
Shared power to dispose or to direct the disposition: Not Applicable.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Power of Attorney

## Signatures
- Alexandra Wood (Canada) Inc.: /s/ Marc J. Ross, Marc J. Ross, Esq. As Attorney-In-Fact (01/15/2025)